Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-173548

April 27, 2011

RENREN INC.

Renren Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649, Deutsche Bank Securities Inc. at 1-800-503-4611 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 (calling these numbers is not toll-free outside the United States). You may also access the Company’s most recent prospectus dated April 27, 2011, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on April 27, 2011, or Amendment No. 3, by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1509223/000119312511111715/df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated April 18, 2011. All references to page numbers are to page numbers in Amendment No. 3.

(1) The following new section entitled “Recent Developments” is inserted beginning on page 71:

RECENT DEVELOPMENTS

The following are our unaudited consolidated statement of operations data for the three months ended March 31, 2010 and March 31, 2011 and unaudited consolidated balance sheet data as of March 31, 2011. Our financial results for the three months ended March 31, 2011 may not be indicative of our financial results for the full year ending December 31, 2011 or for future interim periods. See “Risk Factors—Risks Related to Our Business and Industry—Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.” See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information regarding trends and other factors that may influence our results of operations and financial condition.

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Net revenues. Our net revenues for the three months ended March 31, 2011 were US$20.6 million, a 46.6% increase from US$14.0 million for the three months ended March 31, 2010. The increase in net revenues was due to the increase in both our online advertising revenues and IVAS revenues. Our online advertising revenues increased by 100.5% from US$4.1 million for the three months ended March 31, 2010 to US$8.1 million for the three months ended March 31, 2011. Our IVAS revenues increased by 24.7% from US$10.0 million for the three months ended March 31, 2010 to US$12.4 million for the three months ended March 31, 2011.

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Cost of revenues. Our cost of revenues for the three months ended March 31, 2011 was US$4.1 million, a 14.4% increase from US$3.6 million for the three months ended March 31, 2010. As a percentage of our total net revenues, our cost of revenues decreased from 25.4% for the three months ended March 31, 2010 to 19.8% for the three months ended March 31, 2011.

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Operating expenses. Operating expenses for the three months ended March 31, 2011 were US$21.2 million, an 88.6% increase from US$11.2 million for the three months ended March 31, 2010. This increase was due to increases in our selling and marketing expenses, research and development expenses and general and administrative expenses. Selling and marketing expenses for the three months ended March 31, 2011 were US$9.8 million, compared to US$4.9 million for the three months ended March 31, 2010. Research and development expenses were US$8.4 million for the three months ended March 31, 2011, compared to US$4.7 million for the three months ended March 31, 2010. General and administrative expenses were US$3.0 million for the three months ended March 31, 2011, compared to US$1.7 million for the three months ended March 31, 2010. As a percentage of our net revenues, our operating expenses increased from 80.0% for the three months ended March 31, 2010 to 102.9% for the three months ended March 31, 2011. Such increase was primarily due to the substantial increase in our selling and marketing expenses attributable to our brand advertisement campaign carried out in the first quarter of 2011 for Nuomi and our expanded research and development efforts for our self-developed games. Our total operating expenses for the three months ended March 31, 2011 included share-based compensation expenses of US$1.3 million, compared to US$0.6 million for the three months ended March 31, 2010.

•	Loss from continuing operations. Loss from continuing operations for the three months ended March 31, 2011 was US$2.6 million, compared to US$10.7 million for the three months ended March 31, 2010.

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Adjusted net loss (Non-GAAP). Our adjusted net loss for the three months ended March 31, 2011 was US$1.1 million, as compared with US$0.8 million for the three months ended March 31,2010. Our US$1.1 million adjusted net loss for the three months ended March 31, 2011 reflected an aggregate amount of US$1.5 million in non-cash expenses for share-based compensation and amortization of intangible assets being added back to our US$2.6 million loss from continuing operations. Our US$0.8 million adjusted net loss for the three months ended March 31, 2010 reflected an aggregate amount of US$11.3 million in non-cash expenses consisting of the change in fair value of our then outstanding series D warrants, share-based compensation expenses and amortization of intangible assets expenses being added back to our US$10.7 million loss from continuing operations. Adjusted net loss is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure” for more information.

•	Net loss. Net loss for the three months ended March 31, 2011 was US$2.6 million, compared to US$12.1 million for the three months ended March 31, 2010.

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Cash and cash equivalents, short-term investments and total debt. As of March 31, 2011, we had US$334.8 million in cash and cash equivalents and US$44.5 million in short-term investments. As of March 31, 2011, our total bank borrowings or issued debts were nil.